Exhibit 99.3

Annual Information Form for the year ended December 31, 2021, dated February 10, 2022

[previously filed on SEDAR]

TELUS Corporation

Annual Information Form for the year ended

December 31, 2021

February 10, 2022

1.CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our expectations regarding trends in the telecommunications industry including demand for mobile data and ongoing internet subscriber base growth, and our financing plans including our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Our general outlook and assumptions for 2022 are presented in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in the 2021 annual Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including changes to the demand for and supply of the products and services that we offer and the channels through which we offer them.
●	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 Communications industry regulatory developments and proceedings in the 2021 annual MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention intended to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government targeting a 25% price reduction over a two-year period by the national mobile carriers in postpaid mobile bring-your-own-device plans using between 2 to 6 GB of data; federal and provincial consumer protection legislation and the possible re-introduction by the federal government of privacy legislation to give consumers new privacy rights and to impose new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chipsets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.
●	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products,

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services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber per month (ABPU), average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, our ability to compete with focused software and IoT competitors.
●	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential declines in ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.
●	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.
●	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.
●	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage the growth of our infrastructure and integrate new team members.

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●	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.
●	Security threats including intentional damage, or unauthorized access or attempted access to our physical assets or our IT systems and networks, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.
●	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.
●	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.
●	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.
●	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; TI’s ability to grow and maintain profitability if changes in technology or if client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; adverse impacts of the COVID-19 pandemic on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.
●	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, unanticipated reaction to our COVID-19 vaccine policy or the reopening of our administrative offices and the health of our team.
●	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.
●	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022 and any further dividend growth

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programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.
●	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.
●	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.
●	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.
●	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic, as well as public and private sector responses to the pandemic; expectations regarding future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.
●	Energy use including: our ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in the 2021 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this Annual Information Form.

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2.   TABLE OF CONTENTS

	Page reference
		Incorporated by reference from the 2021 annual
Item	Annual Information Form	Management’s discussion and analysis[1]	Financial statements[1]
1 CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2	72,80,86
2 TABLE OF CONTENTS	6
3 CORPORATE STRUCTURE
3.1 Name, address and incorporation	7
3.2 Intercorporate relationships	7		Note 28(d)
4 GENERAL DEVELOPMENT OF BUSINESS
4.1 Three-year history	8	7,16,17,37,117
5 DESCRIPTION OF BUSINESS
5.1 Who we are	15
(a) Organization	16	37
(b) Our strategy	16	16
(c) Business overview	16	7,25,30,39,46,53,72
(d) Competitive environment	16	25,92
(e) Corporate social responsibility	16
(f) Employee relations	17	30
5.2 Climate-related Risks and Opportunities	17
5.3 Risk factors	24	86
5.4 Regulation	24	80,90
6 DIVIDENDS AND DISTRIBUTIONS	25	62
7 DESCRIPTION OF CAPITAL STRUCTURE
7.1 General description of capital structure	25	35,80,90
7.2 Constraints	27
7.3 Ratings	28	62,65
8 MARKET FOR SECURITIES
8.1 Trading price and volume	31
8.2 Prior sales	31		Note 26(b)
9 DIRECTORS AND OFFICERS
9.1 Name, occupation and security holding	31
9.2 Cease trade orders, bankruptcies, penalties or sanctions	33
10 LEGAL PROCEEDINGS AND REGULATORY ACTIONS	34	115	Note 29(a)
11 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	34
12 TRANSFER AGENT AND REGISTRAR	34
13 MATERIAL CONTRACTS	34
14 INTERESTS OF EXPERT	35
15 AUDIT COMMITTEE	35
16 ADDITIONAL INFORMATION	36
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	37

1	As filed on SEDAR on February 10, 2022

Each Section of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 (2021 annual MD&A), referred to in this Annual Information Form (AIF) is incorporated by reference and filed on SEDAR at sedar.com. For greater certainty, notwithstanding references to TELUS’ information circular, consolidated financial statements, sustainability report and the telus.com website, these documents and website are not incorporated into this AIF.

In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

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3.CORPORATE STRUCTURE

3.1Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares, and non-voting shares of BCT and BC TELECOM were dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis. On March 17, 2020, TELUS subdivided its issued and outstanding Common Shares on a two-for-one basis.

TELUS maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia (B.C.) and its executive office at Floor 23, 510 West Georgia Street, Vancouver, B.C.

3.2Intercorporate relationships and TELUS subsidiaries

TELUS’ mobile and fixed telecommunications businesses are primarily operated through TELUS Communications Inc (TCI). TELUS International (Cda) Inc. (TELUS International or TI) is a digital customer experience innovator that designs, builds and delivers next-generation solutions, including artificial intelligence and content moderation, for global and disruptive brands, supporting their clients’ digital transformation journeys and enabling clients to swiftly embrace next-generation digital technologies to deliver better business outcomes.

In February 2021, TELUS International made an initial public offering (IPO) of subordinate voting shares (TI Subordinate Voting Shares); both TELUS Corporation and a TELUS International non-controlling shareholder individually also offered TI Subordinate Voting Shares in conjunction with the IPO.

In the year ended December 31, 2021, TCI and TI were the only subsidiaries that owned assets constituting more than 10 per cent of the consolidated assets of TELUS and that generated sales and operating revenues that exceeded 10 per cent of the consolidated sales and operating revenues of TELUS. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI and TI), together did not exceed 20 per cent of TELUS’ total consolidated assets or 20 per cent of TELUS’ total consolidated sales and operating revenues as at December 31, 2021.

1	As of December 31, 2021, TELUS Communications Inc. retained approximately 71% of the combined voting interest attached to all issued and outstanding shares in TI.

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4.	GENERAL DEVELOPMENT OF THE BUSINESS
4.1	Three-year history

During the three-year period ended on December 31, 2021, we continued to advance our national growth strategy, guided by our six strategic imperatives.

For a review of the events and conditions that influenced our general development during 2021, and how our business has continued to evolve, please see Section 1.2 - The environment in which we operate, Section 2.2 - Strategic imperatives, as well as progress on our corporate priorities in Section 3 - Corporate priorities and Section 5 – Discussion of operations of our 2021 annual MD&A which sections are hereby incorporated by reference. This AIF also incorporates by reference Section 11 - Definitions and reconciliations of our 2021 annual MD&A.

The following discussion relates to 2019 and 2020 events and conditions.

Strategic imperative: Focusing relentlessly on growth markets of data, IP and wireless

External wireless network and wireline data service revenues were $12.1 billion in 2020, up $937 million or 8.4% from 2019, despite the impacts of the COVID-19 pandemic. In total, 2020 external wireless network and wireline data revenues combined represented 91 per cent of our consolidated service revenues in 2020, up from 90 per cent in 2019. Network revenue decreased by $94 million or 1.5% in 2020, due to declining mobile phone ARPU primarily from reduced roaming related to travel restrictions and chargeable data usage revenue, as discussed below, partly offset by growth of 5.2% in the subscriber base over the past 12 months, in addition to growth in monthly recurring charges reflecting a greater mix of high-value customer additions and selection of higher-tier plans.

Data services revenues increased by $1,031 million in 2020. The increase was driven by: (i) growth in TI’s revenues, primarily driven by the acquisition of Competence Call Center (now rebranded as TELUS International Northern Europe or TINE), growth in business volumes resulting from expanded services for existing customers and customer growth, partly offset by temporary disruptions due to government-mandated site closures in response to the COVID-19 pandemic; (ii) increased internet and third wave data service revenues, reflecting a 7.9% increase in our internet subscribers over the past 12 months and higher revenue per customer resulting from internet speed upgrades, larger data usage internet rate plans and rate changes, partly offset by ongoing initiatives to assist customers during the pandemic; (iii) increased revenues from home and business smart technology (including security), driven by business acquisitions, including ADT Canada, expanded services and customer growth; (iv) higher TV revenues, reflecting subscriber growth of 4.7% over the past 12 months; and (v) increased revenues from our virtual care solutions. This growth was partly offset by other impacts caused by the pandemic, including a decline in health revenue mainly from the temporary closures of our TELUS Health Care Centres for all non-essential services and reduced health benefit claims, in addition to lower revenue from our business customers as they redeploy their resources. Additionally, data services revenue growth was partially offset by the ongoing decline in legacy data service revenues.

Strategic imperative: Providing integrated solutions that differentiate TELUS from our competitors

Throughout 2020, we continued to invest in our leading-edge broadband technology, which has enabled the success of our internet, Optik TV and Pik TV offerings and business services, as well as our mobility solutions, and helped allow us to deploy our 5G technology.

●	Our 4G LTE infrastructure covered 99% of Canada’s population at December 31, 2020 and December 31, 2019.
●	Approximately 2.5 million households and businesses in B.C., Alberta and Eastern Quebec were connected with fibre-optic cable (representing approximately 81% of our total high-speed broadband footprint), which provided these premises with immediate access to our fibre-optic infrastructure. This was up from approximately 2.2 million households and businesses at December 31, 2019.
●	Our 5G network, launched in the second quarter of 2020, connected over 10.5 million Canadians, representing more than 28% of the population at December 31, 2020.

In the third quarter of 2019, we launched TELUS Home Assistant, a platform that enables Optik TV customers the ability to control their entertainment experience hands-free using voice commands, at no additional cost.

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Upon the opening of the O-Train Confederation line in Ottawa in September 2019, we commenced providing free Wi-Fi service in three downtown, underground Line 1 station’s platforms and door-to-door cellular service, including through the downtown tunnel. This continuous cellular connection between stations and in the tunnel ensures that customers will not miss calls or be disconnected during their time underground.

In September 2019, we entered into a long-term arrangement with Zú, a Montreal-based organization with the mission to develop leading-edge innovative projects in the entertainment sector, to launch an experimental 5G laboratory entirely dedicated to the creative and entertainment industry.

In September 2019, we launched our TELUS IoT Shop, a self-serve online portal that enables businesses to easily purchase and manage prepaid Internet of Things (IoT) connectivity. Ideal for businesses such as start-ups and developer labs, the TELUS IoT Shop makes it easy for them to connect their IoT devices to our network.

In the fourth quarter of 2019, we launched a new Managed Detection and Response service, which provides mid-sized Canadian organizations with technology that delivers rapid detection and targeted responses to cybersecurity threats.

In January 2020, we acquired a 28% basic equity interest in Miovision Technologies Incorporated (Miovision), with a view to advancing our Internet of Things (IoT) and smart cities strategy. Miovision is a developer of intelligent mobility systems and traffic management solutions for municipalities worldwide.

In June 2020, we launched TELUS PureFibre 1.5 Gigabit Internet with up to 1,500 Mbps download and 940 Mbps upload speeds for homes and businesses in B.C. and Alberta.

In September 2020, we officially unveiled GoCo, simplifying access to robust and flexible business communications technologies for Canadian businesses. Combining the collective strengths and expertise of bluArc, BroadConnect Canada, Infra-Solutions, Netrium, Radiant and Ubity (all previously acquired by TELUS), GoCo provides businesses with simple and scalable solutions for unified communications, managed connectivity and network security.

Strategic imperative: Building national capabilities across data, IP, voice and wireless

In Opensignal’s Mobile Network Experience Canada report released in February 2019, we were recognized as being number one for LTE download speeds, latency and network availability, and we tied for number one for LTE upload speeds and video experience. In Opensignal’s Mobile Network Experience: Canada Report (August 2019), we won the top spot in four awards (4G Availability, Video Experience, Download Speed Experience and Latency Experience) and tied for number one in the fifth award (Upload Speed Experience). We were also the first Canadian operator to surpass the 90% milestone in 4G Availability.

In the report Canada: State of Mobile Networks March 2019, published by Tutela, a Canadian independent mobile network data company, TELUS was ranked as number one for latency and tied for first place for consistent quality.

In the J.D. Power 2019 Canada Wireless Network Quality Study, TELUS was recognized for the Highest Wireless Network Quality Performance.

In 2019, we won two Speedtest Awards from Ookla for Canada’s Fastest Mobile Network and Canada’s Best Mobile Coverage.

In April 2019, we announced that we were the successful bidder on 12 wireless spectrum licences in B.C., Alberta, Saskatchewan, Ontario and Quebec in the Innovation, Science and Economic Development Canada (ISED) 600 MHz wireless spectrum auction. The 600 MHz band is important for its ability to travel long distances in rural areas and infiltrate barriers to better reach in-building locations, such as elevators and parking garages, making it highly conducive to 5G deployment. The licences, acquired for $931 million ($2.35 per MHz-pop, where pop refers to the population in a licence area), equate to a national average of 11.3 MHz and will enable us to deliver enhanced mobile broadband connectivity as the industry transitions from 4G LTE to 5G. The design of the combinatorial clock auction (CCA), coupled with a 30 MHz set-aside for regional carriers (representing 43% of the spectrum at auction), led to national carriers paying a 134% premium over regional operators, and according to our analysis, the highest prices for 600 MHz spectrum in the world. Outside of Canada, set-asides are very rare, and in the few instances of CCAs with set-asides, the set-asides have represented only approximately 5% of the spectrum at auction.

During the third quarter of 2019, we obtained the use of certain AWS-4 spectrum licences from the original licensee (for approximately $1.16 per MHz-pop) and have accounted for them as intangible assets with indefinite lives; such subordination of licences has been approved by ISED. Additionally, we obtained AWS-1 and AWS-3 spectrum licences in Northern Ontario.

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According to PCMag’s Fastest Mobile Network Canada 2019 report released in September 2019, we were recognized as having the fastest mobile network nationally, for the third consecutive year. We were also recognized as having the fastest network in Victoria, Calgary, Edmonton, Regina, Winnipeg, Toronto, Ottawa, Montreal, Quebec City, Saint John, Halifax and Prince Edward Island. Additionally, TELUS was recognized as having the best wireless plan in Canada.

In the fourth quarter of 2019, we built a new cell site in Ahousaht, a remote community off Tofino on the west coast of Vancouver Island, and were the first provider to bring high-speed wireless voice, text and internet service to the community.

In November 2019, we announced that, thanks to an innovation based on LTE advanced technology, we provided families and businesses from the communities of Brador, Middle Bay, Pakua Shipu, Saint-Augustin and Old Fort in Quebec’s Lower North Shore with access to high-speed internet and wireless phone services.

Together with MobiledgeX, in November 2019, we announced the MobiledgeX Early Access Program, which allows developers to build, experiment and test applications and experiences using next-generation, low-latency edge computing powered by MobiledgeX.

Throughout 2019, we made a series of announcements regarding the connection of more homes and businesses to our TELUS PureFibre infrastructure, including:

●	The city of Nanaimo and district of Lantzville, B.C., including the Snuneymuxw and Snaw-Naw-As Nations, to connect by the spring of 2021
●	The city of Airdrie, Alberta to connect by the end of 2020
●	The city of Nelson, B.C.
●	A further investment in our wireless and fibre-optic infrastructure across rural communities in the Greater Quebec City and Eastern Quebec regions. This investment was made with support from the federal government’s Connect to Innovate program and the provincial government’s Québec branché program. With this support, we will connect 34,000 new families and businesses in 80 remote communities
●	The city of St. Albert, Alberta, including neighbouring communities in Sturgeon County, to connect by the end of 2020
●	The city of Prince George, B.C., including the North Side of Lheidli T’enneh First Nation’s Fort George 2 reserve, to connect by the beginning of 2022
●	The city of Pitt Meadows, B.C., including Katzie First Nation’s IR #1 reserve, to connect by the end of the summer of 2020

We were recognized with various accolades from U.K.-based Opensignal throughout 2020.

●	In the Mobile Network Experience Canada report released in February 2020, we were recognized as being number one for Video Experience, Download Speed Experience, Upload Speed Experience, Latency Experience and 4G Availability, and we tied for number one for Voice App Experience. Additionally, according to the Mobile Experience during the COVID-19 pandemic: 4G Download Speed report issued on April 8, 2020, Canada’s speeds held up extremely well under the demands of the COVID-19 pandemic.
●	In the report entitled The State of Mobile Network Experience 2020: One Year into the 5G Era, released in May 2020, Canada tied with South Korea for the fastest Download Speed Experience in the world and Canada continued to have the fastest Download Speed Experience among the G7 countries.
●	According to the report entitled State of Rural Canada’s Mobile Network Experience, dated May 2020, we were recognized as having the fastest network in rural Canada. If Canada’s rural networks were categorized as a stand-alone country, rural Canada would rank second only to Japan among the G7 countries, which is notable given Canada’s vast geography and population dispersion.
●	In the Mobile Network Experience: Canada Report (August 2020), we won the top spot in four awards (Download Speed Experience, Upload Speed Experience, Video Experience and Voice App Experience), and tied for first in two awards (Games Experience and 4G Coverage Experience). Our speed in the Download Speed Experience category was 72.7 Mbps, which is 5.2 Mbps faster than the second place finisher. This Opensignal recognition for fastest download speed experience marked our seventh consecutive win in this category since January 2017.
●	The Global Mobile Network Experience Awards 2020 (September 2020) report recognized us as having the world’s fastest network. We were the global winner for Download Speed Experience as our 4G LTE download speeds achieved a score of 75.8 Mbps and won the highest average overall download speeds in the world. The second fastest country in the world was South Korea’s average of 59 Mbps on their 5G networks, which were launched nationally in 2019.

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In February 2020, we were named the Best Gaming Internet Service Provider (ISP) for Canada 2020 according to the U.S.- based PCMag Gaming Quality Index. Additionally, in the PCMag report entitled The Fastest ISPs of 2020: Canada released in June 2020, we were ranked as the fastest internet service provider in Canada among major ISPs.

In 2020, we won two Speedtest Awards from U.S.-based Ookla for Canada’s Fastest Mobile Network and Canada’s Best Mobile Coverage.

In Canada-based Tutela’s report entitled Canada: State of Mobile Networks April 2020, TELUS was awarded three of the national awards for Core Consistent Quality, Download Throughput and Latency, and tied for Excellent Consistent Quality, based on data from September 1, 2019 to February 29, 2020. Additionally, in Tutela’s report Canada: Mobile Experience Report June 2020, based on data from March 1 to May 31, 2020, our wireless network was rated as best in consistent quality, lowest latency and fastest download speeds.

In February 2020, we announced that we had succeeded in bringing wireless connectivity to every community in B.C. with a population of 1,000 people or more. This significant milestone aligns with the federal government’s rural connectivity goals.

In June 2020, we launched TELUS PureFibre 1.5 Gigabit Internet with up to 1,500 Mbps download and 940 Mbps upload speeds for homes and businesses in B.C. and Alberta.

Building on our November 2019 announcement that we had provided several communities in Quebec’s Lower North Shore region with access to high-speed internet and wireless phone services for the first time, we continued this deployment in June 2020 to the communities of Kegaska and La Romaine.

In September 2020, along with the Government of Canada, we announced a $15 million investment for the deployment of a submarine fibre-optic cable between Sept-Îles and the Gaspésie region, which will improve the reliability and security of telecommunications services in Quebec’s North Shore region, ensuring we keep Canadians connected and reach as many rural Canadians as we can.

In September 2020, we announced that we were expanding our high-speed internet and wireless services to reach an additional 25,000 homes and businesses in 45 remote, low-density communities in the Quebec City region and in Eastern Quebec by early 2021, bridging the digital divide in remote communities.

Our 2020 Indigenous Connectivity Report, released in November 2020, highlighted the transformative benefits of connectivity that have resulted from partnerships between us and Indigenous communities throughout B.C. In partnership with Indigenous governments, we have brought high-speed internet to approximately 18,500 premises across 56 Indigenous communities (87 Indigenous Lands) across our footprint.

Strategic imperative: Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

On January 14, 2019, we acquired a company providing managed network, cloud, security and voice services for consideration consisting of cash and accounts payable and accrued liabilities of $75 million and TELUS Corporation Common Shares of $38 million. The investment was made with a view to growing our managed network, cloud, security and unified communications services.

In August 2019, we acquired a company providing custom data and program management solutions for consideration consisting of cash and accounts payable and accrued liabilities of $135 million.

In the fourth quarter of 2019, TELUS International acquired the remaining 45% interest of Voxpro Limited.

In November 2019, we acquired the customers, assets and operations of ADT Security Services Canada, Inc. (ADT Canada) for approximately $700 million. This acquisition furthers our commitment to leverage the power of technology to enhance convenience, control and safety in the lives, homes and businesses of more Canadians.

On January 31, 2020, TELUS International (Cda) Inc. completed the acquisition of 100% of TINE for approximately $1.3 billion (€915 million), less debt assumed. TINE is a provider of higher-value-added business services with a focus on customer relationship management and content moderation through 28 languages. TINE offers its services across 11 European countries at the time of the

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acquisition and partners with industry-leading global brands primarily from fast-growing technology, media and telecommunications, retail, and travel and hospitality sectors.

On July 1, 2020, we acquired 100% of Mobile Klinik, a storefront wireless device repair and sales business complementary to our existing wireless lines of business. The investment was made with a view to growing our wireless business.

On November 12, 2020, we announced TELUS Agriculture, which is dedicated to providing innovative solutions to support the agriculture and related industry with connected technology. At launch, one of our acquired companies was AFS Technologies Inc. (AFS). The acquisition of AFS was completed in the third quarter of 2020. AFS provides trade promotion and supply chain software solutions to consumer packaged goods companies, food distributors and food manufacturers. Other companies acquired over the course of 2019 to 2020 prior to announcement include:

●	AGIntegrated – Seamless API integration for agri-businesses (Pennsylvania, U.S.)
●	Agrian – Unified management platform for precision, agronomy, sustainability, analytics, and compliance (California, U.S.)
●	Decisive Farming – Precision agronomy and farm management expertise (Alberta)
●	Farm At Hand – Simplified farm management software (B.C.)
●	Feedlot Health Management Solutions – Critical insights and data-based knowledge (Alberta)
●	Muddy Boots – Farm-to-food traceability and supply chain management (Ross-on-Wye, United Kingdom)
●	TKXS – Custom data and program management (North Carolina, U.S.)

On November 24, 2020, we announced the launch of our TELUS Pollinator Fund for Good, a social impact investment fund created to power ideas in new responsible and sustainable start-up businesses. The fund will invest in early-stage (Seed and Series A) for-profit, purpose-driven companies with exceptional and diverse leadership. These companies’ goals must align with our goals and should already have a product or service in market, and demonstrated an ability to grow their customer base and generate revenue.

On December 16, 2020, we acquired 100% of EQ Care, a national virtual healthcare provider offering convenient and confidential bilingual access to doctors and specialists via secure text and video chat from anywhere at any time. This acquisition strengthens our virtual care offerings in Canada.

On December 31, 2020, TI acquired Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc. for approximately $1.2 billion (US$939 million). Lionbridge AI is a global provider of crowd-based training data and annotation platform solutions used in the development of AI algorithms to power machine learning. Lionbridge AI annotates data in text, images, videos and audio in more than 300 languages and dialects for some of the world’s largest technology companies in social media, search, retail and mobile.

Strategic imperative: Going to market as one team under a common brand, executing a single strategy

Our team works together to implement our top corporate priority: putting customers first, as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve. The Commission for Complaints for Telecom-television Services (CCTS) annual reports have indicated the successful results of this strategy.

In November 2019, the CCTS issued its annual report for the 12-month period ended July 31, 2019, and TELUS again was the subject of the fewest customer complaints among national carriers, while Koodo again was the subject of the fewest complaints among the national flanker brands. TELUS, Koodo and Public Mobile were named in 8.3%, 3.9% and 1.0% of the total customer complaints accepted by the CCTS, respectively, or 13.2% of total customer complaints, in aggregate. Additionally, TELUS had the highest rate of complaint resolution of any national carrier at 91.5%.

In November 2020, the CCTS issued its annual report for the 12-month period ended July 31, 2020, which determined that TELUS was again the subject of the fewest customer complaints among national carriers and Koodo was again the subject of the fewest complaints among the national flanker brands. TELUS, Koodo and Public Mobile each saw year-over-year reductions in the total customer complaints accepted by the CCTS with improvements of (27.6)%, (9.0)% and (41.4)%, respectively. Total industry complaints decreased year-over-year by 18.8%.

In 2019, we expanded our Mobility for Good® program to support 10,000 more youth in B.C., Alberta, Manitoba and New Brunswick. Mobility for Good® provides youth transitioning out of foster care with fully subsidized smartphones and data plans to stay connected to their vital support networks.

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Through our Internet for Good® program and in support of the federal government’s Connecting Families program, in 2019, an additional 198,000 Internet for Good® offers were mailed to eligible households in B.C., Alberta and Quebec. Internet for Good® offers low-income families access to low-cost high-speed internet and a computer.

In 2019, we expanded our Health for GoodTM️ program by establishing seven new strategic partnerships to deploy new mobile health clinics. Our Health for GoodTM️ program funds TELUS Mobile Health Clinics, powered by TELUS Health technology, to improve the way health practitioners deliver care to the most vulnerable among us.

In 2019, we introduced our Tech for Good® program to help Canadians with disabilities use smartphones and wireless devices so they can live more independent, connected lives. Currently available in B.C. and Alberta, this program is designed to help people with disabilities who require a customized solution involving assistive technology to independently access their TELUS smartphone or tablet.

At the end of 2019, close to 65,000 Canadians had participated in our Connecting for Good programs.

Close to 64,000 Canadians participated in TELUS Wise workshops in 2019, up from 52,000 in 2018. These workshops are free of charge and help foster the safe and responsible use of technology in our digital world. Approximately 88% of participants felt more empowered to stay safe online as a result of attending the workshop.

In 2019, we launched online versions of our youth workshops, enabling educators and students, especially those in rural communities, to more easily access program information.

We also continued to work with our peers in TELUS International in 2019, extending TELUS Wise messaging and resources to youth around the world, and delivering 15 workshops in other countries, including the Philippines, Bulgaria, Romania, El Salvador and Guatemala.

We launched a new workshop for teens, TELUS Wise happiness, in February 2019. In August 2019, the workshop became available online, coinciding with the start of the new school year. The workshop engages teens in grades 9 through 12 in a conversation about building and maintaining a healthy relationship with technology and offers tips on ensuring resiliency and well-being.

Throughout 2019, TELUS inspired Canadians from coast to coast to join Team #EndBullying and partnered with 2019 World Juniors Team Canada captain Maxime Comtois, who was cyberbullied after the hockey tournament and showcased The Code – a program developed in partnership between TELUS and Hockey Canada – designed specifically for the hockey community. The Code is an extension of the TELUS Wise program, offering customized education tools, resources and workshops to help hockey fans, players and families safely and respectfully navigate digital spaces.

In the second half of 2019, we launched #EndBullying All-Stars with our five Canadian Football League (CFL) partner teams. #EndBullying All-Stars is an umbrella program that promotes the importance of good sportsmanship both on the field and online, while bringing TELUS Wise workshops to local schools.

During 2019, over 40,000 global volunteers participated in our TELUS Days of Giving and collectively contributed 1.1 million volunteer hours. Both results represented year-over-year increases of 10%.

In the third quarter of 2019, we launched our integrated Pride campaign under our TELUS #ShareLove platform, promoting and celebrating our long-standing commitment to fostering a diverse and inclusive culture. Close to 43,000 team members, family and friends celebrated diversity in nearly 20 Pride events in communities from coast to coast. Last year marked our 14th year of being an active sponsor and participant in Pride events and activities across Canada.

In September 2019, we were recognized for corporate social responsibility by being named to the Dow Jones Sustainability North American Index for the 19th consecutive year. Additionally, we were named to the Dow Jones Sustainability World Index for the fourth year in a row, one of only nine telecommunications companies globally and the only North American telecommunications company included in the World Index this year.

In 2019, we received the BEST Award for excellence in employee learning and development from the Association for Talent Development for the 14th consecutive year.

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The TELUS Quebec team earned the 2019 Highest Customer Service by Industry Award in the telecommunications/TV sector, a North American distinction awarded by SQM Group.

In 2019, we successfully celebrated the first year of the TELUS Friendly Future Foundation. Together with the 13 Canadian TELUS Community Boards, the foundation provided nearly $8 million in support of more than 500 projects for vulnerable youth in Canada.

In December 2019, we launched TELUS’ Donate the Change program. Donate the Change is a unique, self-serve program that allows customers to automatically round up their monthly TELUS bill and donate 100% of the difference to the TELUS Friendly Future Foundation. This program is available for both mobility and home solutions customers.

Throughout 2020, we continued to leverage our Connecting for Good programs to support marginalized Canadians through the global pandemic and also expanded program eligibility to support those who need it most.

●	We expedited access to our Internet for Good® program to kindergarten to grade 12 students in need through partnerships with school boards and principals and expanded the program to include low-income people with disabilities. Over 400,000 vulnerable Canadians were eligible to receive low cost, high-speed internet in B.C., Alberta and Quebec. During the year, we supported nearly 33,000 Canadians, bringing the number of Canadians benefiting from our Internet for Good® program since its launch close to 72,000 at December 31, 2020.
●	In partnership with the Children’s Aid Foundation of Canada, we expanded our Mobility for Good® program nationally to all youth aging out of foster care. In December, we expanded the program to include low-income seniors across Canada who are receiving the guaranteed income supplement (GIS), providing access to the technology they need to stay connected to loved ones and address feelings of isolation, enjoy their favourite online games and books, and obtain important healthcare resources and information. Including both youth and seniors, we added close to 2,500 Canadians to the program in 2020, providing them with a free smartphone and a free or subsidized wireless plan. Since its inception, more than 6,300 marginalized Canadians have benefited from our Mobility for Good® program.
●	Through our Mobility for Good® COVID-19 Emergency Response program, we distributed 14,200 devices and rate plans to more than 340 organizations. This enabled at-risk individuals to keep in contact with health practitioners and social workers, while helping hospitalized patients and vulnerable seniors stay connected with family. The free rate plans were supported until June 30, 2021.
●	We expanded our Health for GoodTM️ program and launched seven new mobile health clinics in 2020. In 2020, our 11 mobile clinics offered health services to homeless and other marginalized Canadians from coast to coast and supported more than 28,000 patient visits, including assisting in the pandemic response by supporting 12,700 COVID-19 assessments and tests. Since inception in 2014, our Health for GoodTM️ program has supported over 50,000 patient visits up to December 31, 2020.

We continued to evolve our TELUS Wise program during 2020 to build digital literacy and safety in our connected world.

●	More than 90,000 Canadians participated in our online TELUS Wise workshops. These workshops are free of charge and help foster the safe and responsible use of technology in our digital world. Approximately 85% of participants felt more empowered to stay safe online as a result of attending a workshop.
●	In line with our commitment to keep Canadians safe online, we launched two new online TELUS Wise workshops, Empowering you to stay safe in our digital world for adults and Supporting youth in our digital world for parents. Available at telus.com/WiseWorkshops, the first workshop offers important tips about protecting one’s online safety and privacy, while the second workshop shares tips and guidance on navigating screen time, gaming, sexting, cyberbullying and helping youth stay safe in our digital world.

In March 2020, the arm’s-length TELUS Friendly Future Foundation, together with the TELUS Community Boards, announced a commitment to help build public healthcare capacity throughout the COVID-19 pandemic and beyond, including funding for new technology and equipment, such as ventilators, as well as increased support for food banks, elderly Canadians and mental health programs.

We donated $500,000 to a research team from the Vancouver General Hospital and University of British Columbia Hospital Foundation to assist in the search for therapeutic antiviral treatments for COVID-19.

In the first quarter of 2020, we launched our #StayStrongStayConnected video in English and French on our social media handles, intended to help share positive messages and keep citizens connected during the COVID-19 pandemic.

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In March 2020, we introduced our TELUS Talks podcast. We produced 49 podcast episodes throughout the year, including episodes with guests Dr. Bonnie Henry, Dr. Michael Osterholm, Dr. Gabor Maté and Carol Todd. We garnered more than 118,000 listens, helping to support Canadians with information and insights to manage through a most unprecedented year.

For the first time, our annual TELUS Days of Giving became a year-long virtual event in 2020, with TELUS team members, retirees and fellow Canadians volunteering – safely and virtually – to support our local communities. As of December 31, 2020, our TELUS family had participated in 1.2 million safe acts of giving, including more than 1.25 million volunteer hours of service, sewing 150,000 masks and donating 210,000 TELUS-branded masks.

Commencing in the second quarter of 2020, TELUS-branded, non-medical masks were made available in adult and youth sizes to help keep Canadians safe, with all proceeds going to the TELUS Friendly Future Foundation to support COVID-19 pandemic relief efforts. As of December 31, 2020, we had sold 79,000 masks, raising more than $535,000 to support the work of our Foundation.

In 2011, we initiated our first set of long-term energy and greenhouse gas emission reduction goals and surpassed them in early 2019, ahead of our 2020 target. As such, in our 2019 sustainability report issued during the second quarter of 2020, we released our new transformational climate action targets, including having our operations become net carbon neutral by 2030.

In May 2020, we launched our #StandWithOwners program in support of Canadian small businesses through the pandemic, committing in direct revenue, marketing and expert advice to support, promote and celebrate small business owners.

As part of our Data for Good program, which launched in the second quarter of 2020, we partnered with 24 public sector and/or research organizations to provide de-identified and aggregated network mobility data free of charge in support of COVID-19 research. In November 2020, we were awarded the Privacy Innovation Award by the International Association of Privacy Professionals in recognition of our Data for Good program.

As part of our annual 2020 Kits for Kids program, in 2020 we donated 13,000 backpacks filled with essential school supplies and reusable youth-sized face masks to support a successful return to learning.

On World Mental Health Day in October, 2020, we premiered our latest TELUS Originals documentary, Dark Cloud, which spotlights the stories and life-altering impacts of cyberbullying in Canada. As of year-end 2020, we achieved 709,000 documentary views across Optik TV and YouTube. With Canadians spending more time than ever online during the COVID-19 pandemic, from socializing to schooling, this film is relevant for parents, youth and all Canadians, as it shares insights into what causes cyberbullying and how we can stop it.

Strategic imperative: Investing in internal capabilities to build a high-performance culture and efficient operation

Each year, we conduct team member Pulsecheck engagement surveys to gather confidential team member feedback about TELUS as a place to work and measure our progress in establishing a high-performance culture. Following each survey, business units and departments make use of their Pulsecheck results to review their current action plans and prioritize their ongoing actions. In 2019, our employee engagement score was 84 per cent, which was an encouraging accomplishment against a backdrop of change across our organization over the course of the year and maintained our Company within the top 10 per cent of all employers surveyed on a global basis. In 2020, we achieved an engagement score of 87% (a 3 percentage point increase over 2019) – our highest engagement score achieved to date (tied with 2015) amidst a year like no other given the numerous COVID-19 pandemic impacts. This result continues to place TELUS within the top 10% of employers worldwide according to our survey provider, Kincentric.

5.	DESCRIPTION OF BUSINESS
5.1	Who we are

TELUS is one of Canada’s largest telecommunications and information technology companies, providing a wide range of products and services, spanning wireless, data, IP, voice, television, entertainment, video, and security. TELUS Health is Canada’s leader in digital health technology, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity so people can live healthier lives. TELUS Agriculture provides innovative digital solutions to the agriculture industry by connecting each piece of the agriculture value chain, leveraging advanced data systems and artificial intelligence to streamline operations, improve food traceability, and provide consumers globally with more sustainable with fresher and healthier food sources.

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TELUS International is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including artificial intelligence and content moderation, for global and disruptive brands, supporting the full lifecycle of its clients’ digital transformation journeys and enabling clients to swiftly embrace next-generation digital technologies to deliver better business outcomes.

In 2021, we generated $17.3 billion in operating revenue and other income and had 16.9 million subscriber connections. This included 9.3 million mobile phone subscribers, 2.1 million connected device subscribers, 2.3 million internet subscribers, 1.1 million residential voice subscribers, 1.3 million TV subscribers and 804,000 security subscribers.

(a)	Organization

Please see Section 5 - Discussion of Operations of our 2021 annual MD&A which is hereby incorporated by reference and describes our reporting segments: TELUS technology solutions (TTech); and Digitally-led customer experiences – TELUS International (DLCX).

(b)	Our strategy

Please see Section 2 - Core business and strategy of our 2021 annual MD&A which is hereby incorporated by reference.

(c)	Business overview

Please see Section 4 - Capabilities of our 2021 annual MD&A which is hereby incorporated by reference and which describes our principal markets, products and services and our distribution channels.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in Section 4.2 - Operational resources in the 2021 annual MD&A.

For revenue and other financial information on the two most recently completed financial years with respect to our mobility and fixed businesses, see Section 5.4 TELUS technology solutions segment and for TELUS International please see Section 5.5 Digitally-led customer experiences in the 2021 annual MD&A.

An overview of the Canadian economic environment and the telecommunications industry can be found in Section 1.2 The environment in which we operate and Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in the 2021 annual MD&A. Seasonal trends that have impacted us are described in Section 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap and in Section 5.4 TELUS technology solutions segment in the 2021 annual MD&A.

(d)	Competitive environment

Please see Sections 4.1 - Principal markets addressed and competition and 10.4 - Competitive environment of our 2021 annual MD&A which is hereby incorporated by reference

(e)	Corporate social responsibility and environment

We are committed to following sustainable and responsible business practices and to making decisions that balance economic growth with enabling positive social and environmental outcomes. More information about our approach to corporate social responsibility and environmental sustainability can be found in our annual Sustainability Report.

We have a strong foundation of sustainability governance which supports our commitment to environmental stewardship and social capitalism – how we are using our core business to serve a greater social purpose that benefits our stakeholders. This governance includes developing and implementing effective strategies, assessing and managing risks (including climate-related risks), setting targets and objectives as well as reporting on our progress and performance.

We offer a number of communication and information technology solutions and programs that support social opportunities within our communities including our Connecting Canada for Good programs. Each year, TELUS team members and retirees volunteer one million hours in their local communities and support over 4,000 charities, impacting two million youth. Details can be found at https://www.telus.com/en/social-impact.

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We also understand our operations can have an impact on the environment. Our Environmental Policy and Environmental Management System (ISO 14001:2015 certified in Canada), act as a guide and framework, respectively, in which we manage and report on environmental risk.

(f)	Employee relations

Please see Section 4.2 - Operational resources of our 2021 annual MD&A which is hereby incorporated by reference.

5.2	Climate-related Risks and Opportunities

We understand there can be direct or indirect financial impacts on our operations from climate-related risks and opportunities and we aim to provide transparency on how these risks and opportunities affect our strategy and operations. We support the Task Force on Climate-related Financial Disclosures (TCFD) and disclose below relevant climate-related information in accordance with the TCFD recommendations published in June 2017. This disclosure is structured into four sections which provide a comprehensive view into how we understand and manage the risks and opportunities associated with climate change at TELUS: Governance, Strategy, Risk Management and Metrics & Targets.

Governance

We have a long-standing foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship.

Board oversight of climate-related risks and opportunities

Our Board of Directors (Board) is responsible for the stewardship of the Company, which includes risk oversight and management. At our quarterly board meetings, our Board reviews reports and engages in discussions on corporate strategies, progress and targets, in addition to emerging risks and opportunities for innovation such as how technology can assist in responding to climate-related extreme weather events.

The Corporate Governance Committee of our Board has specific oversight of our corporate social responsibility and environmental management programs, targets and performance. Our Sustainability and Environment and Enterprise Risk Management teams provide quarterly reports to the Corporate Governance Committee. These reports contain pertinent information regarding our environmental and climate-related risks and related compliance activities and identify potential liability. The Corporate Governance Committee also oversees climate-related opportunities as they arise or are otherwise identified and discussed during quarterly Committee meetings. This Committee also reviews and makes recommendations to our Board regarding approval of our annual Sustainability Report.

Our Board succession planning process involves an ongoing assessment of Board member skills which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. As part of this process, Board members are asked to identify their experience or education as it relates to sustainability, environment and climate risk management.

Management oversight of climate-related risks and opportunities

Our Chief Executive Officer and Executive Team are responsible for the approval of the overall strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation as well as identifying climate-related opportunities.

Our Sustainability and Environment Team reports to our Executive Vice-President and Chief Financial Officer, who is responsible for the development and governance of our sustainability strategy.

The Sustainability and Environment Team seeks to assess climate-related risks and opportunities by integrating sustainability considerations and implementing projects across the business, delivering in-house training and awareness on sustainability, and managing our Environmental Management System (EMS), which is ISO 14001:2015 certified in Canada. This process includes benchmarking through formal and informal materiality assessments, data and scenario analysis, considering internal and external stakeholder input and reviewing the regulatory environment in which we operate.

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As we work to mitigate the climate impacts of our own operations, we also integrate climate considerations throughout our product development and innovation processes across our business and in emerging areas such as TELUS Health and TELUS Agriculture. As we enhance our current products and develop new ones, we work to consider relevant climate risks and opportunities to align with our low-carbon future.

Additionally, we link organizational sustainability performance to compensation through our corporate scorecard, which affects the company-wide performance bonus structure. The social capitalism index within the scorecard contains metrics which measure our performance in reducing greenhouse gas (GHG) emissions as well as social impact metrics. In addition, our Sustainability and Environment team’s performance bonus structure is linked more broadly to our 2025 and 2030 environmental goals.

Strategy

Climate-related risks identified over the short, medium, and long term.

Each year, we identify, and are exposed to, both climate-related physical risks as well as risks associated with transitioning to a low-carbon future. Climate-related physical risks are those resulting from the increasing severity and frequency of extreme weather events and rising global temperatures, in our operations, our supply chain, and in our communities. We identify transition risks as those related to climate change, including the impact of changes in policy or implementation of lower-emission technology.

Some of the physical and transitional climate risks we have identified that may impact us in the short-term (1-5 years), include the following:

●	Carbon regulations impacting our supply chain partners.
●	Increased insurance premiums and resulting difficulty to obtain coverage for our direct and indirect operations.
●	Increased energy demand and resulting operational costs both on TELUS and our customers.
●	Increased customer and organizational expectations for TELUS to provide products and services enabling the transition to a low-carbon economy.
●	Carbon pricing mechanisms in the areas in which we operate that directly impact the cost of motor fuels and natural gas consumption, particularly in British Columbia and Alberta.

Some of the physical and transitional climate risks we have identified that may impact us in the medium to long-term (5+ years), include the following:

●	Critical infrastructure needing significant updates to remain resilient to climate hazards.
●	Recalibrating financial planning due to the rising costs of physical climate impacts.
●	Disruptions to the supply of our goods and services both directly and indirectly.
●	Flow-through costs from suppliers impacted by carbon regulations.
●	Ability of our suppliers to transition to a low-carbon economy and growing expectations for net-carbon neutral operations.
●	Our success in reaching our long-term environmental targets and resulting impacts if they are not met such as the interest payable under our Sustainability-Linked Bonds.

Climate-related opportunities identified over the short, medium, and long term.

With world-class networks, a customers-first approach and shareholder-friendly initiatives, we aim to improve the lives of Canadians and our communities while providing robust shareholder returns. Our corporate strategy seeks to be nimble to opportunities, including those consistent with adapting to rising climate risks and transitioning to a low-carbon economy. Furthermore, our Sustainability and Environment team regularly seeks opportunities to invest in climate technologies, implement trials and seek out new, financially sound opportunities to reduce our GHG impact.

Our business investments connect our country’s dispersed population digitally, and as a result, attract customers who are looking to reduce their carbon footprint. In addition, we continue to focus on investments in network optimization, infrastructure upgrades, real estate space reduction and lighting retrofits to drive future savings and absolute energy reductions.

The following are examples of climate-related opportunities that we are currently pursuing:

●	We have a corporate-wide goal to effectively procure 100% of our electricity requirements from renewable or low-emitting sources by 2025 and, in an effort to reach that goal, we have signed four power purchase agreements with wind and solar energy developers in Alberta for over 150 MW of renewable energy capacity.

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●	We have built a broadband network that enables our customers to live and work in locations of their choosing while minimizing their travel-related environmental footprint and optimizing productivity.
●	For over a decade, TELUS Health has been working with health authorities, community partners and stakeholders to build a more sustainable healthcare system leveraging the power of technology. TELUS Health offers healthcare products that allow customers to connect virtually with healthcare practitioners, which improves efficiency of services offered, limits physical travel-related climate impacts, and increases accessibility to prevention and wellness services for those who seek it.
●	TELUS Agriculture provides innovative solutions to empower a sustainable agriculture industry through technology, securely linking together the food value chain and leveraging data to increase efficiencies, production and yields.
●	TELUS continues to develop new LEED certified buildings that incorporate world-leading technology, energy efficient and sustainable solutions and contemporary workstyles. We recently opened the doors to TELUS Sky, our latest LEED platinum building in downtown Calgary.
●	We continue to expand our Work Styles program that allows over 90% of our domestic team members to work from home, reducing the emissions associated with commuting.

In addition to enhancing the opportunities stated above, we will continue to develop low-carbon and climate friendly solutions for our customers and communities, enabled by our networks, in the medium-long term (over 5 years). For example, through our TELUS Ventures and Pollinator for Good fund, we are investing in responsible startups driving social and environmental change to make the world a better place.

Scenario Analysis

We conduct scenario analyses to better understand the resilience of our corporate strategy in different climate scenarios. Performing and disclosing the outcome of the various scenarios help us determine how our operations can prepare and help mitigate changes in climate, as new climate regulations, technologies and other impacts emerge and evolve. At the same time, these analyses also help us identify new opportunities for our business and help us inform our stakeholders about how our organization is positioning itself in light of these risks and opportunities.

The two types of climate change risks we have assessed in our scenario analyses include:

●	Transition risks: Transition scenarios typically present plausible assumptions about the development of climate policies and the deployment of decarbonization technologies to limit GHG emissions. Transition scenarios draw conclusions about how policy and technology regarding energy supply and GHG emissions interact with economic activity, energy consumption, and supply chain operations, among other key factors.
●	Physical risks: Physical climate scenarios typically present the results of global climate models that show the response of the earth’s climate to changes in atmospheric GHG concentrations. Physical scenarios of climate change may include impacts such as flooding or drought.

Scenario selection and assumptions

We have chosen to use the following climate scenarios to assess our risks and opportunities:

●	Low-carbon adaptation (global temperature rises approximately 1.5° Celsius): In this scenario, our global temperature is on a pathway to rise approximately 1.5° Celsius above pre-industrial levels by 2100 and is aligned with achieving the Paris Agreement goals. Across the world, countries adapt to a low-carbon economy, which greatly reduces the potential rises in our global temperature. This is achieved by pervasive regulatory changes supporting clean economic growth.
●	Extreme global warming (global temperature rises approximately 4° Celsius): In this scenario, our global temperature is on a pathway to rise approximately 4° Celsius above pre-industrial levels by 2100. The extreme rise in temperature is a result of limited action from societies, large emitters and lack of regulatory changes supporting clean economic growth. As a result, extreme weather patterns emerge, causing displacement of large populations, primary resource scarcity, poor air quality and resulting health impacts.

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Please note that these scenarios were produced as a tool to envision a future of two divergent climate scenarios, so that we can outline plausible risks and opportunities, and plan for resilience. They are not future predictions.

Low-carbon adaptation (1.5° Celsius)

	Enterprise Risks	Potential impacts	TELUS resilience

Transition Risk	Supply chain resiliency

Rapid changes to limit carbon emissions may create significant changes to our suppliers’ practices. Suppliers who fail to transition to low-carbon strategies for product development, component manufacturing, or service delivery and support, may impact the ability to meet constantly changing and increasing customer expectations while maintaining quality of service.

We are increasing climate awareness throughout our supply chain by implementing increased weighting on organizational sustainability practices in our supplier selection processes, enhancing monitoring processes for our current suppliers’ environmental performance, setting a Scope 3 Science Based Target, and increasing proactive engagement with our suppliers to support them to improve their environmental practices.

Regulatory decisions and political intervention

Strategies to limit global warming to 1.5° Celsius may require significant regulatory and policy changes both domestically and internationally to mandate action to implement decarbonization strategies.

We have set ambitious public carbon reduction goals and are aware of current and future regulatory policy and regulation and anticipate additional future changes. We are developing and implementing strategies such as fleet electrification and investments in renewable energy to decarbonize our operations and value chain.

Corporate sustainability and social purpose (brand and reputation)

Evolving stakeholder expectations to address environmental concerns, influenced by competitive, regulatory, social and environmental developments in a low-carbon economy, as well as our disclosure and transparency on our strategies and progress, may impact our brand and reputation.

We broadly communicate our social purpose and commitments and seek customer, investor, team member and other stakeholder feedback and share these outcomes in our sustainability disclosure. As a result, we receive high ratings for our environmental, social and governance performance from independent rating agencies and analysts demonstrating a strong foundation from which we will continue to meet growing stakeholder expectations to adapt to a low-carbon future.

Customer retention

Customers may be impacted as we transition to a low-carbon economy as businesses may flow through increased costs associated with offering low-carbon solutions, making them less accessible economically.

We are developing and implementing low carbon solutions that can create environmental, social and financial benefits for our customers and communities, such as TELUS Health and TELUS Agriculture.

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	Enterprise Risks	Potential impacts	TELUS resilience

Physical Risk	Environmental management and hazards

Shifting strategies for management of environmental risks (including, but not limited to, fuel storage, regulatory reporting, recycling and waste management) and compliance with increased environmental legislation may impact our reputation through media attention or third-party claims. Climate-related impacts to our operations, such as extreme weather events, can impact our ability to serve our customers and keep our team members and communities safe.

We have an ISO 14001:2015 certified EMS for our Canadian operations, audited annually, that helps us manage environmental risks with a strong governance framework. We also implement mitigation initiatives to address severe environmental threats and we have operationalized enhanced severe weather and environmental monitoring, stakeholder notification, and incident management processes. We have created climate incident playbooks that leverage learnings from prior events, which are shared with local government agencies. With our EMS and business continuity planning, we anticipate less risk from environmental hazards.

Systems and processes, including network reliability

Effectiveness of network design, maintenance, change management processes, event monitoring, and incident response management and investigation may impact network reliability and the frequency and duration of outages.

As network performance and reliability is core to the success of our business, we maintain robust monitoring and maintenance programs to support sustained network operations. Thus, we expect relatively limited impacts under this scenario. We deploy best practices in network engineering and design and test our network regularly. We also conduct incident exercises and reviews on the most critical sites to ensure that there are robust controls in place, particularly if those sites are located within a high-risk zone of physical climate disturbance. In addition, we update our infrastructure to ensure it meets or exceeds current and anticipated future standards for resilience to physical climate impacts.

December 31, 2021 | 21

Extreme global warming (4° Celsius)

	Enterprise Risks	Potential impacts	TELUS resilience
Transition Risk	Supply chain resiliency

Extreme global warming may cause impacts and disruptions to our supply chain by impacting the cost of materials and equipment due to rising supplier insurance, manufacturing and shipping costs. This may also impact availability of our products, components, service delivery, and support network.

We may have to devote increased resources to further source and develop a diverse network of suppliers that have robust mitigation plans in place for an extreme global warming scenario.
Regulatory decisions and political intervention

Regulatory and policy changes both domestically and internationally have failed to spur required action to implement decarbonization strategies and limit global warming, increasing the need for broader and stringent regulatory decisions and policies.

We may have to refine and enhance action plans and adjust our climate target timelines but have a strong foundation of implementing effective decarbonization strategies to be able to react and innovate quickly to any regulatory and policy change.

Corporate sustainability and social purpose (brand and reputation)

Stakeholder expectations to address environmental concerns, influenced by competitive, regulatory, social and environmental developments remain consistent or increase. There is increased expectation for relevant disclosure and transparency on our strategies and progress, with possible increasing likelihood and impact on our brand and reputation if progress does not meet expectations.

We continue to amplify our communication with respect to our social purpose and commitments and increase efforts to seek customer, investor, team member and other stakeholder feedback and share these outcomes in our sustainability disclosure. We may dedicate additional resources to effectively engage with independent rating agencies and analysts to maintain high ratings for our environmental, social and governance performance.

Physical Risk	Environmental management and hazards

With extreme global warming, the International Energy Association has predicted significant severe environmental and weather impacts, which may affect our network maintenance and operation, our real estate assets, team member safety, supply chain performance and organizational productivity.

We may have to devote increased resources towards network maintenance and repair, environmental monitoring, supply chain management, business continuity programs and team member and customer safety initiatives, which could have financial impacts.

	Systems and processes, including network reliability	Extreme global warming may affect network reliability and the frequency and duration of outages. In addition, rising temperatures may result in increased costs for cooling our network equipment.	We may have to devote increased resources to enhance the design and protection of our network equipment to limit impacts and disruptions, which could have financial and customer retention impacts.

Risk Management

Process for identifying climate-related risk

Effective risk management supports our foundation for sustainability leadership. We define business risk as the degree of exposure associated with the achievement of key strategic objectives in relation to the effectiveness and efficiency of operations; reliability and integrity of financial reporting; compliance with laws and regulations, policies procedures and contracts; and, safeguarding of assets within an ethical organizational culture. Our Enterprise Risk Management (ERM) framework solicits and incorporates the expertise and insight of team members from all areas and levels of the organization, including our Board. Our enterprise risks arise primarily from our business environment and risk identification and assessment drives our strategies and business objectives.

Climate-related physical risks as well as risks associated with transitioning to a low-carbon environment are integrated within our ERM framework. These climate risks, as well as all other risks in our ERM Risk Register, are reviewed each quarter and are assessed for their perceived impacts in the short, medium and long term.

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We also maintain an enterprise-wide, award-winning business continuity management program that is aligned with our corporate priorities, including prioritizing the safety of our team members, minimizing the impacts of threats to our facilities, business operations and supply chain, maintaining service to our customers and keeping our communities connected. Ongoing risk-based optimization of our disaster recovery capabilities for our IT and telecommunication network assets is a key focus for preventing outages and limiting their impact on our operations and customers.

In 2021, we undertook an additional climate-specific risks and opportunities assessment as part of our materiality assessment. We interviewed key executive stakeholders across the company to identify their feedback on how our changing climate may impact areas such as finance and insurance, supply chain, business approach, net-zero targets and product opportunities. Results of this assessment have been incorporated within this disclosure.

Process for managing climate-related risk

We mitigate all risk-types, including climate, through contract terms, contingency planning and other risk response strategies, as appropriate. We strive to avoid taking on undue risk whenever possible and work to align risks with business strategies, objectives, values and risk tolerances. Residual exposure for certain risks are mitigated through insurance coverage, where we judge this to be efficient and commercially viable. Our specific strategy for managing climate-related risk strategy includes three key components:

●	Mitigation: focusing on reducing energy use and carbon dioxide equivalent (CO2e) emissions
●	Adaptation: focusing on business continuity planning and readiness for the potential physical risks of a changing climate on our operations
●	Innovation: helping customers realize their climate change goals through product and service solutions such as video conferencing.

Severe weather risk is a primary aspect of our climate-related risk management framework and is categorized as either having team member impacts, facility impacts or service delivery impacts. These risks are categorized and reported to the Audit Committee of the Board on a quarterly basis where such risks may impact regions in which we operate.

Mitigation initiatives to address severe weather threats have been an increasing focus and we have operationalized enhanced processes with respect to severe weather monitoring, notification of key stakeholders, and incident management in addition to updating climate incident playbooks that leverage learnings from prior events. These measures occur in both short-term planning and long-term planning.

Short-term risk mitigation

On a weekly basis, TELUS’ Corporate Business Continuity Office (CBCO) publishes a severe weather outlook for all operating jurisdictions to highlight severe weather events which could pose a threat to our operations, complemented by daily severe weather threat monitoring and notifications for key internal stakeholders.

The CBCO also hosts biannual seasonal preparedness workshops to create awareness and enhance our preparedness for anticipated seasonal threats. The workshops focus on upcoming seasonal trends, potential threats, and reviewing lessons learned from past incidents.

We maintain a property risk governance program that systematically identifies, evaluates, manages and monitors property related risks at critical network facilities. This program also assists in the identification of natural catastrophic hazards.

Long-term risk mitigation

TELUS conducts flood and seismic studies every five to seven years to identify the most vulnerable sites and assist in possible future mitigation strategies. We also support various municipalities on climate change adaptation initiatives by representing the telecommunications industry in advising how the changing risk landscape, as a result of climate change, could affect the delivery of our services to citizens, businesses and communities.

Our ISO 14001:2015 certified EMS, used to identify and control the environmental impacts associated with our operations, is audited annually to assess compliance with standard applicable regulatory requirements.

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Metrics and Targets

Metrics used to identify climate-related risks and opportunities

We assess climate-related risks and opportunities by tracking and disclosing our GHG emissions and energy consumption. Our most significant sources of GHG emissions and energy consumption consist of direct energy and indirect energy for owned and leased real estate properties in Canada, cell tower sites, vehicle fleet, and remote generator fuel that are within our operational control. Annual disclosure of our Scope 1, Scope 2 and Scope 3 GHG emissions, as well as data and performance details, can be found in our annual Sustainability Report.

Climate-related targets

Having surpassed our previous climate-related targets, we established the following targets in 2020:

●	Effectively procure 100% of our electricity requirements from renewable or low-emitting sources by 2025
●	Achieve operational net carbon neutrality by 2030
●	Reduce our energy intensity by 50 per cent from 2019 levels by 2030
●	Commit to set Science-based Targets in 2021.

In 2021, the Science-based Target initiative (SBTi) approved our Science-based Targets, which include the following:

●	Reduce absolute Scope 1 and 2 GHG emissions by 46 per cent from 2019 levels by 2030
●	Reduce absolute Scope 3 GHG emissions from business travel and employee commuting by 46 per cent from 2019 levels by 2030
●	Reduce Scope 3 GHG emissions from purchased goods, capital goods and the use of sold products by 75 per cent per million dollars revenue from 2019 levels by 2030.

We report our performance against these targets in our annual Sustainability Report. Furthermore, the TELUS Environment Policy keeps us focused on building an environmentally friendly future by collaborating across the Company to:

●	Monitor, measure and reduce our overall GHG emissions
●	Improve our energy intensity as we grow our business
●	Minimize spills and halocarbon releases
●	Enhance our Environmental Management System
●	Align with green building certifications, such as LEED, within our real estate development projects.
5.3	Risk factors

Please see Section 10 - Risks and risk management of our 2021 annual MD&A which is hereby incorporated by reference.

5.4	Regulation

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory matters of our 2021 annual MD&A which is hereby incorporated by reference.

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6.	DIVIDENDS AND DISTRIBUTIONS

The dividends per Common Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2021, are shown below:

Quarter ended [1]	2021	2020	2019
March 31	$0.3112	$0.29125	$0.27250
June 30	$0.3162	$0.29125	$0.28125
September 30	$0.3162	$0.29125	$0.28125
December 31	$0.3274	$0.31120	$0.29125
Total	$1.2710	$1.18495	$1.12625

1	Paid on or about the first business day of the next month.

Our shareholders received a total of $1.2710 per share in declared dividends in 2021, an increase of 7.3 per cent from 2020. Our Board reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 9, 2022, a first quarter dividend of $0.3274 per share was declared, payable on April 1, 2022, to shareholders of record at the close of business on March 11, 2022. The first quarter dividend for 2022 reflects a cumulative increase of $0.0162 per share from the $0.3112 per share dividend paid in April 2021, consistent with our multi-year dividend growth program.

We first announced our dividend growth program in May 2011. In May 2019, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10 per cent from 2020 through to the end of 2022, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Effective January 1, 2020, our long-term dividend payout ratio target guideline is calculated as 60 to 75 per cent of prospective free cash flow. See Section 7.5 - Liquidity and capital resource measures of our 2021 annual MD&A which is hereby incorporated by reference. Based on dividends announced as of February 10, 2022, and 1.37 billion TELUS Corporation Common Shares outstanding at December 31, 2021, dividend declarations would total approximately $1.8 billion in 2022, before taking into account any Common Shares purchased and cancelled under any normal course issuer bid that we may implement. There can be no assurance that we will maintain a dividend growth program through 2022.

7.	DESCRIPTION OF CAPITAL STRUCTURE
7.1	General description of capital structure

The authorized capital of TELUS consists of 6,000,000,000 shares, divided into: (1) 4,000,000,000 Common Shares without par value; (2) 1,000,000,000 First Preferred shares without par value, issuable in series and; (3) 1,000,000,000 Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares are entitled to participate with respect to the payment of dividends as declared by the Board and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the Canadian ownership and control requirements of the Telecommunications Act and the Direction to the CRTC (Ineligibility of Non-Canadians) under the Broadcasting Act as noted in Constraints – Canadian ownership and control requirements.

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory matters of our 2021 annual MD&A which is hereby incorporated by reference.

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First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the Second Preferred shares and Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

As of February 10, 2022, there are no First Preferred shares outstanding.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

As of February 10, 2022, there are no Second Preferred shares outstanding.

Shareholder rights plan

TELUS has had a shareholder rights plan in place since March 2000. Our current shareholder rights plan (Rights Plan) was adopted by the Board on March 13, 2019 (Effective Date) and ratified and confirmed by the shareholders at our annual meeting on May 9, 2019.

Under the current Rights Plan, TELUS issued one right (Right) in respect of each Common Share outstanding as at the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years (in 2022 and 2025). Each Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20 per cent or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e. at a 50 per cent discount) respectively. For further details, please refer to the Rights Plan, a copy of which is available on SEDAR at sedar.com on EDGAR at www.sec.gov as an exhibit to TELUS’ registration statement on Form 8-A filed with the U.S. Securities and Exchange Commission on May 10, 2019 (Commission File No. 001-15144) or available from TELUS’ Corporate Governance office, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Normal course issuer bid and shelf prospectus

Please see Section 4.3 - Liquidity and capital resources of our 2021 annual MD&A which is hereby incorporated by reference.

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7.2	Constraints

Canadian ownership and control requirements

Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TCI is considered to be Canadian-owned and controlled if:

(i)	not less than 80 per cent of the members of its board of directors are individual Canadians;
(ii)	Canadians beneficially own not less than 80 per cent of its voting interests; and
(iii)	it is not otherwise controlled in fact by persons who are not Canadians.

Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66-2/3 per cent of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3 per cent of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)	a Canadian citizen who is ordinarily resident in Canada;
(ii)	a permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship;
(iii)	a corporation with not less than 66-2/3 per cent of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or
(iv)	a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation” which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(a)	Canadians beneficially own and control less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes,
(b)	the chief executive officer is a non-Canadian, or
(c)	less than 80 per cent of the directors of the parent corporation are Canadian.

On August 10, 2017, in response to levels of foreign ownership of shares exceeding 20 per cent and in order to meet the requirements of a “qualified corporation” in accordance with the Direction to the CRTC (Ineligibility of Non-Canadians), the Board appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations:

(i)	refuse to accept any subscription for voting shares;
(ii)	refuse to allow any transfer of voting shares to be recorded in its share register;

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(iii)	suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and
(iv)	sell, repurchase or redeem excess voting shares.

To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions.

In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the TSX, a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the NYSE, non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required).

The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10 per cent share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10 per cent share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10 per cent threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged.

7.3	Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in Section 7.5 - Liquidity and capital resource measures to Section 7.8 - Credit ratings in the 2021 annual MD&A.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives. As at December 31, 2021, TCI is a party to an agreement expiring in December 2024, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain trade receivables up to a maximum of $600 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. (DBRS) or the securitization trust may require the sale program to be wound down.

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The rating agencies regularly evaluate TELUS and TCI, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy. The Company’s credit ratings are outlined in the chart below. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services	Fitch Ratings
TELUS Corporation
Notes	BBB (high)	BBB+	Baa1	BBB+
Commercial paper	R-2 (high)	A-2	P-2	—
TELUS Communications Inc.
Debentures	BBB (high)	BBB+	—	BBB+

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Institution	Rating
DBRS

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than “AAA” and “D”, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

A “BBB” rating denotes adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

A DBRS rating trend provides guidance with respect to an opinion regarding the outlook for a rating. The rating trend indicates the direction a rating may move if present circumstances continue unless addressed. A positive or negative trend represents an indication that there is a greater likelihood that the rating could change in the future than is the case if a stable trend was assigned. Assignment of a positive or negative trend are resolved typically within a twelve-month period.

S&P

A S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A S&P rating outlook indicates an opinion regarding the potential direction of a long-term credit rating over the intermediate term (ranging six months to two years). A positive outlook indicates a rating may be raised, and a negative outlook indicates a rating may be lowered. A stable outlook is assigned when the ratings are not likely to be changed, and a developing outlook is assigned when rating may be raised or lowered.

Moody’s

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term.

Fitch

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies are generally assigned issuer default ratings (IDRs). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The “threshold” default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms. In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

“BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” Long-Term IDR category, or to Long-Term IDR categories below “B”. Ratings may also have a directional Watch or Outlook assigned, which can signify the trajectory of the credit profile.

A Fitch rating outlook is an opinion on the direction a rating is likely to move over a one- to two-year period. A positive rating outlook indicates an upward trend on the rating scale, and a negative rating outlook signals a negative trend on the rating scale. Ratings with stable outlooks can be raised or lowered without a prior revision to the outlook. Evolving outlooks may be described when there is conflicting elements of both positive and negative trends.

30 | 2021 Annual Information Form

As of February 10, 2022, TELUS Corporation credit ratings respectively received a ‘stable’ outlook from Fitch and a ‘negative’ trend or outlook from each of DBRS, Moody’s and S&P. As is common practice, during the last two years, each of the above-noted credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

8.	MARKET FOR SECURITIES
8.1	Trading Price and Volume

TELUS’ Common Shares are listed on the TSX under the symbol “T” and on the NYSE under the symbol “TU”. Monthly share prices and volumes for 2021 are listed below:

	TSX – Common Shares			NYSE – Common Shares
Month	High ($)	Low ($)	Volume	High ($U.S.)	Low ($U.S.)	Volume
January	27.04	25.14	57,673,506	21.27	19.76	22,370,195
February	27.54	25.33	76,913,480	21.62	20.13	34,888,547
March	27.28	24.93	111,225,622	21.85	19.74	43,164,201
April	26.08	25.12	46,977,174	20.98	19.98	23,850,263
May	27.39	25.36	53,745,182	22.65	20.59	22,145,944
June	28.14	27.20	51,980,750	23.28	22.17	20,598,569
July	28.30	27.39	34,266,494	22.63	21.48	19,017,911
August	29.39	27.77	37,577,032	23.28	22.02	20,025,250
September	29.99	27.75	52,359,344	23.67	21.80	26,520,330
October	28.50	27.34	33,198,561	23.10	21.76	16,529,852
November	29.72	28.16	49,736,081	23.66	22.61	19,012,914
December	30.04	28.79	52,598,797	23.73	22.48	20,201,288

8.2	Prior Sales

In 2021, we undertook two debt offerings of $750 million and $500 million. These offerings lowered our weighted average cost of long-term debt from 3.80 per cent to 3.72 per cent and brought our average term to maturity from 12.2 years to 12.5 years, which indicates our continued flexibility to manage and grow our business.

Please refer to TELUS Corporation’s 2021 year-end audited consolidated financial statements – Note 26(b) TELUS Corporation Notes for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2021, the Company had $1.9 billion of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.5 billion).

9.	DIRECTORS AND OFFICERS
9.1	Name, occupation and security holding

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS as at February 10, 2022, as well as the date each such person became a director of TELUS and committee membership are as set out below. Currently, there are 14 directors on the Board. Each was elected at TELUS’ annual general meeting on May 7, 2021. Each director’s term of office will expire

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immediately before the election of directors at the upcoming annual general meeting on May 6, 2022.They have, however, all been nominated for re-election at the upcoming annual general meeting.

Directors of TELUS Name and municipality of residence)	Director since	Principal occupation
R.H. (Dick) Auchinleck Victoria, B.C.	2003	Chair, TELUS Corporation

Raymond T. Chan [2,4] – Chair Vancouver, B.C.	2013	Corporate Director

Hazel Claxton [1] Toronto, Ontario	2021	Corporate Director

Lisa de Wilde [3] - Chair, 4 Toronto, Ontario	2015	Bell Media Professor of Media Management, Schulich School of Business, York University

Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation

Thomas E. Flynn [1] Toronto, Ontario	2020	Corporate Director

Mary Jo Haddad [2] – Chair, 3 Niagara-on-the-Lake, Ontario	2014	Founder and President, MJH & Associates (strategic leadership and healthcare advisory services)

Kathy Kinloch [2,3] Vancouver, B.C.	2017	President, British Columbia Institute of Technology

Christine Magee [2,4] Toronto, Ontario	2018	Co-Founder and Chair, Sleep Country Canada

John Manley [2,3] Ottawa, Ontario	2012	Senior Business Advisor, Bennett Jones LLP

David Mowat [1] – Chair Vancouver, B.C.	2016	Corporate Director

Marc Parent [2,4] Montreal, Quebec	2017	President and Chief Executive Officer, CAE Inc.

Denise Pickett [1,3] Toronto, Ontario	2018	President, Global Services Group, American Express

W. Sean Willy [1] Saskatoon, Saskatchewan	2021	President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation

1	Member of Audit Committee
2	Member of Human Resources and Compensation Committee
3	Member of Corporate Governance Committee
4	Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: David Mowat was President and CEO of ATB Financial from June 2007 to June 2018; Ray Chan was Chair of Baytex Energy Corp. from 2014 to 2018 and Lead Independent Director from 2018 to 2019; John Manley was President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018; Lisa de Wilde was CEO of the Ontario Educational Communications Authority (TVO) from 2005 to 2019;

32 | 2021 Annual Information Form

Thomas Flynn was CFO of BMO Financial Group from March 2011 to December 2020. Hazel Claxton was Executive Vice-President and Chief Human Resources Officer of Morneau Shepell Inc. from 2013 to 2018. W. Sean Willy was the Director of Corporate Responsibility for Cameco Corporation from 2010 to 2016.

Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of        February 10, 2022, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS
Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer

Doug French Whitby, Ontario	Executive Vice President and Chief Financial Officer

Navin Arora Calgary, Alberta	Executive Vice President, TELUS Business Solutions

Tony Geheran Vancouver, B.C.	Executive Vice President and Chief Customer Officer

Stephen Lewis Vancouver, B.C.	Senior Vice President and Treasurer

Zainul Mawji Edmonton, Alberta	Executive Vice President, Home Solutions

Sandy McIntosh Toronto, Ontario	Executive Vice President, People and Culture and Chief Human Resources Officer

Jim Senko Toronto, Ontario	Executive Vice President, Mobility Solutions

Andrea Wood Toronto, Ontario	Chief Legal and Governance Officer

All of the executive officers of TELUS have held their present positions or other executive positions with the Company during the past five years or more.

TELUS shares held by directors and executive officers

As at February 8, 2022, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,191,855 Common Shares, which represented approximately 0.09 per cent of the outstanding Common Shares.

9.2	Cease trade orders, bankruptcies, penalties or sanctions

For the 10 years ended February 10, 2022, we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

For the 10 years ended February 10, 2022, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade order, an order similar to a cease trade order or an order that denied such issuer access to any exemption under securities legislation, and that was in effect for a

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period of more than 30 consecutive days, (in each such case, an “Order”) while that person was acting in that capacity, or was subject to such an Order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity.

10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal proceedings are described in Section 10.17 - Litigation and legal matters in the 2021 annual MD&A and in the Company’s December 31, 2021, consolidated financial statements Note 29(a) Claims and lawsuits.

From time to time, in the ordinary course of business, the Company and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filing or reporting fees, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Company. In addition, the Company and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. However, during the most recently completed financial year, the Company is not aware of any material (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no directors or executive officers, or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us.

12.	TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 800, 324 - 8th Avenue SW, Calgary, Alberta T2P 2Z3.

13.	MATERIAL CONTRACTS

TCI is a party to a three-year agreement (expiry December 31, 2024) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $600 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded throughout its term.

TELUS holds a five-year unsecured credit facility (2018 Credit Facility) with a syndicate of financial institutions. On April 1, 2021, a second amendment agreement was entered into which extended the maturity date from May 2023 to April 2026 and increased the facility from $2.25 billion to $2.75 billion. The 2018 Credit Facility may be used for general corporate purposes including the backstop of commercial paper.

TELUS has also entered into material contracts in connection with the following financings in 2021:

●	On April 5, 2021, TELUS issued $500 million aggregate principal amount of 4.10% Notes, Series CAE, due April 5, 2051.
●	On June 28, 2021, TELUS issued $750 million aggregate principal amount of 2.85% Sustainability-Linked Notes, Series CAF, due November 13, 2031.

The applicable trust indenture and supplemental indenture documents in relation to these notes have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The terms of the indenture are fully described in our final short form base shelf prospectus dated May 25, 2021 filed on SEDAR. The terms of the various notes issued in 2021 and the applicable supplemental indenture are as set forth in the shelf prospectus supplements dated March 29 and June 21, 2021, filed on SEDAR. The base shelf prospectus dated May 25, 2021 has been filed as part of a registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (Commission File No. 333-256124).

34 | 2021 Annual Information Form

14.	INTERESTS OF EXPERT

Deloitte LLP, Chartered Professional Accountants, is the auditor of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

15.	AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external and internal auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this AIF.

The current members of the Audit Committee are David Mowat (Chair), Hazel Claxton, Tom Flynn, Denise Pickett and W. Sean Willy. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that David Mowat is the audit committee financial expert and has the required accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to their role on the committee.

David Mowat is the Chair of the Audit Committee. He is the former President and CEO of ATB Financial, a position he held from June 2007 to June 2018. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named chair of the Alberta Royalty Review panel. He is currently a director of the Laurentian Bank Group. David holds a Bachelor of Commerce from the University of British Columbia and the ICD.D designation from the Institute of Corporate Directors. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an honorary doctorate of laws from the University of Alberta.

Hazel Claxton is the former Executive Vice-President and Chief Human Resources Officer of Morneau Shepell Inc.; a position she held from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada where she held several leadership roles including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently sits on the boards of the University Pension Plan Ontario, Unity Health Toronto, and Queen’s University where she is Vice Chair. Previously, she was on the boards of St. Michael’s Hospital and the Shaw Festival Theatre. Hazel holds a Bachelor of Commerce (Honours) from Queen’s University and the ICD.D designation from the Institute of Corporate Directors. She is a Chartered Professional Accountant.

Tom Flynn is the former Vice-Chair of BMO Financial Group. Prior to 2021 he was an executive officer and served as Bank of Montreal’s Chief Financial Officer from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. Previously, Tom held other leadership positions, including Executive Vice-President Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is Chair of the Board of Sunnybrook Health Sciences Centre and was previously Chair of the Board of Holland Bloorview Kids Rehabilitation Hospital and Symcor Inc. He obtained his MBA and his Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University and is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Denise Pickett is the President, Global Services Group of American Express, a position she has held since September 2019. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and CEO of Amex Bank of Canada. Denise subsequently relocated to the United States where most recently she served as the President of American Express OPEN, the small business division, followed by the President of U.S. Consumer Services and most recently as American Express’ Chief Risk Officer. Denise holds an MBA in marketing from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto.

W. Sean Willy is President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation, which includes a broad portfolio of businesses and investments that range from construction and mining to retail and communications, a role he has held since August 2017, and prior thereto he was a Vice-President of Des Nedhe Development since June 2016. From 2010 to 2016, Sean was the Director of Corporate Responsibility for Cameco Corporation, a publicly traded uranium producer. Sean is an experienced business executive, with a 25-year history of creating, developing and leading inclusive practices in the resource sector and building opportunities with Indigenous communities. In his career, Sean has developed and implemented progressive and innovative Indigenous inclusion and value-added corporate social responsibility strategies for two leading resource companies, Rio Tinto and Cameco Corporation. Sean has always worked to ensure Indigenous Peoples are seen as full partners in long-term relationships, and this has led to Sean building partnerships in Australia, the United

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States and throughout Canada. Sean is currently a member of the Canadian Government’s Indigenous Innovation Housing Committee. In the past, he has served as Chair of the Mining Association of Canada’s Indigenous Affairs Committee, Co-Chair of the Canadian Council for Aboriginal Business, Chair of the successful Northern Career Quest and a board member of Indigenous Works. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by TELUS’ Audit Committee. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billings by Deloitte LLP (Deloitte), as external auditor of TELUS, during each of the years ended December 31, 2021 and 2020.

	Year ended December 31, 2021		Year ended December 31, 2020
Type of work	$ millions	%	$ millions	%
Audit fees [1]	2.810	25.8	2.415	27.2
Audit-related fees [2]	6.869	63.2	5.810	65.4
Tax fees [3]	0.834	7.7	0.405	4.6
All other fees [4]	0.359	3.3	0.247	2.8
Total	10.871	100.0	8.877	100.0

1	Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.
2	Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS International, pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
3	Relates to tax compliance, tax advice and tax planning.
4	Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as Board Effectiveness Assessment, M&A Due Diligence, Advisory services for private investment fund establishment and other Specified Procedures.

16.	ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for the annual meeting to be held on May 6, 2022. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2021. All of the above information can also be found at telus.com. Additional information about our TELUS International (Cda) Inc. subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR at sedar.com and EDGAR at sec.gov.

36 | 2021 Annual Information Form

APPENDIX A:TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s Code of Ethics and Conduct and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.	MEMBERSHIP
1.1

The Committee will have a minimum of three members, including the chair of the Committee. The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote. The members will sit on the Committee at the pleasure of the Board.

1.2

The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote. The chair of the Committee will hold such position at the pleasure of the Board.

1.3	All members of the Committee will be Independent Directors.
1.4	All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.
1.5

At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.	MEETINGS
2.1	The Committee will meet at least once each quarter and otherwise as necessary. Any member of the Committee may call meetings of the Committee.
2.2

All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3

Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, and an in-camera session without management or management directors present. The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4	The Chief Governance Officer or his or her nominee will act as secretary to the Committee.
2.5

The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings and meeting materials, regardless of whether the director is a member of the Committee.

2.6	The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.
3.	QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee. A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.	DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1	Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

(a)	the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;
(b)	the interim and annual management’s discussion and analysis of financial condition and results of operations (“MD&A”) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

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(c)	earnings press releases and earnings guidance, if any; and
(d)	all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the annual information form.

4.2External Auditors

The external auditors will report directly to the Committee and the Committee will:

(a)	appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;
(b)	conduct an annual review of the external auditors;
(c)	oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of coordination between the plans of the external and internal auditors;
(d)	discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls over financial reporting of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis will be given to the adequacy of internal controls to prevent, identify or detect fraud, or any payments, transactions or procedures that might be deemed illegal or otherwise improper;
(e)	meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;
(f)	pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws. The Committee may also delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval;
(g)	annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;
(h)	at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;
(i)	annually, or more frequently as appropriate, assess and confirm the independence, objectivity and professional skepticism of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;
(j)	require the external auditors to deliver an annual engagement letter to the Committee;
(k)	review post-audit or management letters, containing recommendations of the external auditors and management’s response;
(l)	review reports of the external auditors; and
(m)	pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and the Company’s policies.

4.3Internal Auditors

The internal auditors will report functionally to the Committee, and administratively to the Company’s Chief Financial Officer (“CFO”), and the Committee will:

(a)	review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;
(b)	review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;
(c)	oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;
(d)	review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors;
(e)	review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors; and

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(f)	review and approve the internal audit charter and updates thereto at a minimum on a biennial basis.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4	Whistleblower, Ethics and Internal Controls Processes

The Committee will ensure that the Company has in place adequate procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and
(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO, CFO, or the Chief Internal Auditor will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics will speak directly with the chair of the Committee.

The Committee will review:

(a)	annually and recommend to the Board for approval, together with the Human Resources and Compensation Committee, the Code of Ethics and Conduct and material changes thereto; and
(b)	quarterly reports on ethics breaches including any pertaining to internal controls over financial reporting or fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting.

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5	Accounting and Financial Management

The Committee will review:

(a)	with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;
(b)	emerging accounting issues and their potential impact on the Company’s financial reporting;
(c)	significant judgments, assumptions and estimates made by management in preparing financial statements;
(d)	the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;
(e)	the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;
(f)	audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;
(g)	management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and
(h)	internal interim and post implementation reviews of major capital projects.
4.6	Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

(a)	the Company’s financial policies and compliance with such policies;
(b)	the credit worthiness of the Company;
(c)	the liquidity of the Company; and
(d)	important treasury matters including financing plans.

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4.7Legal/Regulatory Matters

The Committee will review:

(a)	with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;
(b)	annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;
(c)	quarterly reports from the Chief Governance Officer on compliance with laws and regulations;
(d)	quarterly reports from the Vice-President, Chief Data and Trust Officer (“Chief Compliance Officer”) on legal, privacy and regulatory compliance activities; and
(e)	the anti-bribery and corruption policy and recommend to the Board for approval any material changes thereto.

4.8Risk Management

The Committee will:

(a)	consider reports on the annual enterprise risk assessment and updates thereto;
(b)	except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;
(c)	consider reports on security (including cybersecurity);
(d)	consider reports on financial risk management including derivative exposure and policies;
(e)	consider reports on tax risk management and governance;
(f)	consider reports on business continuity, disaster recovery planning and external threat/hazard monitoring for the Company; and
(g)	review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9Other

The Committee will review:

(a)	the expenses of the Board and CEO;
(b)	significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;
(c)	the disclosure policy of the Company and recommend any material changes thereto to the Board for approval;
(d)	and evaluate, at least once annually, the adequacy of these terms of reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.	AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

(a)	engage and set compensation for independent counsel and other advisors;
(b)	communicate directly with the CFO, internal and external auditors, Chief Compliance Officer, Chief Governance Officer and any other member of management the Committee deems appropriate;
(c)	delegate tasks to Committee members or subcommittees of the Committee; and
(d)	access appropriate funding as determined by the Committee to carry out its duties.

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